SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 1, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – November 1, 2022 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), transcribes below a summary of what was resolved in the Ordinary and Extraordinary General Assembly held on 10.28.2022

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by a majority of votes the appointment of the representatives of shareholders ANSES FGS and The Bank of New York Mellon ADRS (BONY) to approve and sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2022.
The meeting approved by a majority of votes the documents required under Section 234, paragraph 1, of General Companies Law No. 19,550 for the fiscal year ended June 30, 2022.

ITEM THREE: ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2022 FOR ARS 37,517,291,873, AS FOLLOWS: (I) TO THE ABSORPTION OF THE UNAPPROPRIATED RETAINED EARNINGS ACCOUNT FOR ARS 11,798,656,897: (II) TO THE LEGAL RESERVE FOR ARS 1,285,931,749, IN ACCORDANCE WITH THE LAWS IN FORCE; (III) TO THE DISTRIBUTION OF A DIVIDEND TO THE SHAREHOLDERS FOR UP TO ARS 3,100,000,000 PAYABLE IN CASH AND/OR IN KIND AND (IV) THE BALANCE OF ARS 21,332,703,227, TO AN OPTIONAL RESERVE.
It was approved by a majority of votes to allocate the result of the fiscal year to: (i) the absorption of the unallocated results account for the sum of $11,798,656,897, which, restated at the date of the meeting, is equivalent to the sum of $14,391,589,407; (ii) the integration of the legal reserve for the sum of $1,285,931,749, in accordance with the provisions of section 70 of the Companies Law and section 5, Chapter II, of Title IV of the CNV Rules, which restated as of the date of the meeting is equivalent to the sum of $1,568,534,614; (iii) the distribution of a dividend to shareholders that adjusted for inflation in accordance with CNV Resolution No. 777/2018, results in up to $3,100,000,000 payable in cash and/or in kind, in the latter case valued at market price, delegating to the Board of Directors of the Company the power to determine the form of payment in cash or in kind, or a combination of both options and (iv) the balance that restated to date amounts to $26,702,157,655, allocate it to the constitution of an optional reserve, delegating its use and allocation to the Board of Directors of the Company, responding to a prudent and reasonable administration, in accordance with the provisions of section 70 of the Companies Law No. 19,550.

ITEM FOUR: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2022.
It was approved by a majority of votes the performance of the Board of Directors during the fiscal year ended June 30, 2022, carried out by each of its members, as well as with respect to the regular directors who are also members of the Audit and Executive Committees that function within itfor the activities carried out during the financial year ended June 30, 2022.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2022.
The meeting approved by a majority of votes the performance of the Supervisory Committee for the fiscal year ended June 30, 2022.

ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS (ARS 109,208,495, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2022.
The meeting approved by a majority of votes: (I) the sum of ARS 109,208,495 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2022, which include technical-administrative functions performed by the directors and that respond to reasonableness in terms of remuneration for the performance of executive functions and considering the technical and operational skills and abilities and experience in the business of the members of the board of directors, as well as the commitment they assume with their role, in addition to comparable market criteria in similar companies, all in accordance with the corporate governance practices established in the Corporate Governance Code and (II) empower the Board of Directors to (i) proceed to its assignment and distribution in accordance with the specific tasks duly performed by its members.

ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE (ARS 3,919,000, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2022.
The meeting approved by a majority of votes to pay ARS 3,919,000 to the Supervisory Committee as aggregate fees for the tasks discharged during the fiscal year ended June 30, 2022.

ITEM EIGHT: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAWS.
The meeting approved by a majority of votes: (i) to set in 12 (twelve) the number of regular directors and in 6 (six) the number of alternate directors; (ii) to renew the appointment of Messrs. Alejandro Gustavo Elsztain, Fernando Adrián Elsztain, Alejandro Mario Bartolomé y María Gabriela Macagni as Regular Directors, all of them for three years term of office, until June 30, 2025, to appoint Messrs. Nicolás Bendersky, Enrique Alberto Antonini and Liliana Irene Glikin as Regular Directors for two years term of office, until June 30, 2024 and (iii) to renew the appointment of Messrs. Iair Manuel Elsztain and Ilan Ariel Elsztain as Alternate Directors, both of them for a three years term of office, until June 30, 2025 and to appoint Mr. Eduardo Ohan Kalpalkian as Alternate Director for one year term of office, until June 30, 2023, proposing the adjustment of their term of office in the detailed form in order to comply with the statutory provisions.

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.

The meeting approved by a majority of votes (i) to appoint Messrs. José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as REGULAR STATUTORY AUDITORS and Messrs. Roberto Daniel Murmis, Cynthia Deokmellian and Paula Sotelo as ALTERNATE STATUTORY AUDITORS for a term of one fiscal year, noting that according to the regulations of the Argentine National Securities Commission, the proposed persons have the character of independent, reporting that they have provided paid professional assistance in relation to companies under section 33 of General Companies Law No. 19,550 and (ii) to authorize the proposed statutory auditors to participate in the supervisory committee of other companies by virtue of the provisions of Sections 273 and 298 of Companies Law No. 19,550.

ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDING ON JUNE 30, 2023.
The meeting approved by a majority of votes to appoint PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers, as certifying accountants for the 2022/2023 fiscal year with Carlos Brondo as Regular External Auditor and with Andrés Suarez as Alternate External Auditor

ITEM ELEVEN: APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2022.
The meeting approved by a majority of votes a compensation of ARS 33,228,383 for the tasks developed by the Certifying Accountants for the fiscal year ended June 30, 2022.

ITEM TWELVE: AMENDMENT TO SECTIONS SIXTEEN (MEETINGS), TWENTY-TWO (COMMITTEES) AND TWENTY-THREE (SUPERVISORY COMMITTEE) OF THE BYLAWS.
It was approved by a majority of votes to amend Section Sixteen (Board of Directors meetings), Twenty-Second (Committees) and Twenty-Third (Supervisory Committee) of the bylaws, proposing some amendments to the comparative table of the amendment whose project was presented and administratively approved by the CNV prior to the meeting and submit to the CNV for administrative compliance a new comparative table with the approved texts. The approved wording is as follows:
SECTION SIXTEEN: MEETINGS: (A) The Board of Directors shall hold with the minimum frequency required by applicable law, provided, however, that the Chairman or his substitute may call a meeting when it is deemed advisable or upon request by any member. (B) Notices of meetings shall be made by the Chairman, or his substitute, by written notice including electronic means, indicating the agenda. (C) The Board of Directors shall register all decisions adopted in a minutes book, hard-copy or digital, in any case, complying with the formalities outlined by the applicable rules in force. D) The Company’s Board of Directors may act with members present in person or communicated with each other by other means of simultaneous transmission of sound, images and words, either existing or to be created in the future and in accordance with the laws in force. Members communicated remotely shall be tallied for the purposes of quorum. The supervisory committee shall exercise its assignment during the development of the remote meeting, in whole or in part, putting on record the legality of the communication among the participants and the resolutions adopted, ensuring the fulfillment of the legal, reglementary, and statutory rules. In any event, board minutes shall reflect the kind of participation in the case of members participating from a remote location. In the event of board meetings held remotely in which all the members of the Board participate in such a way, board minutes shall be transcribed to the minutes book and signed within five business days of the meeting by the legal representative and one representative of the supervisory committee. In the event of board meetings held with the participation of members remotely and in person in the legal domicile or any other domicile within the jurisdiction of the Company, according to the call, board minutes shall be signed by the legal representative, directors attending in person and one representative of the supervisory committee.

SECTION TWENTY-TWO: COMMITTEES. A) AUDIT COMMITTEE. The Company shall have an Audit Committee which shall act collectively. It shall be composed of three regular directors, who shall be elected by the Board of Directors from among its members, and an equal or lower number of alternate directors, who shall be elected by the Board of Directors from among its members (either regular or alternate directors). All of its members shall be independent. The Audit Committee may act with the members present in person or communicated with each other by means of simultaneous transmission of sound, images and words, either existing at present or to be created in the future and in accordance with the laws in force. Members communicated remotely shall be computed for the purposes of quorum. The Audit Committee shall adopt resolutions by a majority vote of those present, computing the members communicated remotely as well. In the event of meetings held remotely in which all the members of the Audit Committee participate in such a way, minutes shall be transcribed to the minutes book and signed within five business days of the meeting by one of the members of the Audit Committee appointed for such purpose and the representative of the supervisory committee, who shall put on record their attendance to the meeting, verification the legality of the remote communication and resolutions have been adopted pursuant to the guidelines set forth in the current Section. In the event of meetings held with the participation of members remotely and in person in the legal domicile or any other domicile within the jurisdiction of the Company, according to the call, minutes shall be signed by the in-person members and one representative of the supervisory committee, who shall put on record their attendance to the meeting, verification the legality of the remote communication and resolutions have been adopted pursuant to the guidelines set forth in the current Section. The Audit Committee shall make its own regulations. The remaining members of the Board of Directors and the statutory auditors may attend and participate in the Committee’s meetings but they are not entitled to vote. The Audit Committee’s rights and duties shall be those set forth in Section 110, Law No. 26,831 on Capital Markets and in Article V, Chapter III, Title II of the Argentine Securities Commission Rules, and all other rights and duties that may be determined in the future. B) EXECUTIVE COMMITTEE: (A) The day-to-day business of the Company shall be managed by an Executive Committee consisting of between four (4) and seven (7) regular members. Members of the Executive Committee may be elected from among the Board of Directors at the first meeting held after the general ordinary Shareholders’ Meeting. Moreover, they may also select from the Board of Directors, one or a smaller number of alternate members -who shall be regular directors and shall take office on the Executive Committee in the event of a temporary or permanent vacancy of any of the regular members of the Executive Committee. Members of the Executive Committee shall serve in their positions until they shall be replaced by Board of Directors’ decision. Stepping down from the office of Regular Director for any reason whatsoever shall automatically imply stepping down from the office of member of the Executive Committee with no need for an express decision. (B) The Executive Committee shall meet with the absolute majority of regular members and resolutions shall be adopted by the vote of the majority of those present, in person or remotely; in the event of a tie, the Chairman shall have a casting vote. The Executive Committee may act with members present in person or communicated with each other by other means of simultaneous transmission of sound, images and words, either existing or to be created in the future and in accordance with the laws in force. Members communicated remotely shall be tallied for the purposes of quorum. The Executive Committee shall adopt resolutions by a majority vote of those present, computing the members communicated remotely as well. In any event, the minutes shall reflect the type of participation of those members communicated remotely, indicating the features of the communication way. In the event of meetings of the Executive Committee held remotely in which all the members participate in such a way, minutes shall be transcribed to the minutes book and signed within five business days of the meeting by the chairman of the Executive Committee and one representative of the supervisory committee. In the event of meetings of the Executive Committee held with the participation of members remotely and in person in the legal domicile or any other domicile within the jurisdiction of the Company, minutes shall be transcribed and signed within five business days of the meeting by in-person members and the representative of the supervisory committee. In the event of remote meetings, in whole or in part, the representative of the Supervisory Committee shall put on record his attendance at the meeting, the legality of the remote communication among the participants, and the resolutions adopted, ensuring the fulfillment of the legal, reglementary and statutory rules. (C) The Executive Committee, at its first meeting, shall establish the frequency of its meetings, irrespective of the meetings to be held at the request of any of its members. (D) No Agenda shall be required for the meetings to be held by the Executive Committee. (E) Decisions adopted by the Executive Committee shall be recorded in a minutes book, in hard copy or digital, in any case, complying with the formalities outlined by the applicable rules in force. (F) Notwithstanding the powers granted to the Board of Directors either pursuant to the law or these By-laws, the Executive Committee shall manage the day-to-day businesses which are not directly managed by the Board of Directors. Accordingly, the Executive Committee may: (1) appoint managers, determine their authority and fix their compensation; (2) grant powers of attorney, be they general or special, for management, disposition and court matters and revoke same; (3) hire personnel, impose penalties on Company´s employees, dismiss them and fix their compensation; (4) enter into such contracts as may be necessary for the fulfillment of the corporate purpose; (5) manage and dispose of the Company´s property; (6) borrow sums of money to carry on the Company´s business; (7) furnish guarantees to secure obligations undertaken by the Company. This enumeration is merely illustrative, the Executive Committee being empowered to carry out all such acts as may be necessary for the day-to-day business of the Company.

SECTION TWENTY-THREE: SUPERVISORY COMMITTEE: (A) Supervision of the Company is the responsibility of a Supervisory Committee composed of three (3) regular and three (3) alternate members elected at a general ordinary Shareholders’ Meeting. At the first meeting following the general ordinary Shareholders´ Meeting, the Supervisory Committee shall appoint a Chairman from among its members. (B) Members shall be elected for a term of one (1) fiscal year. (C) The Supervisory Committee shall meet as frequently as may be necessary to fulfill its responsibilities. (D) The Supervisory Committee shall act upon the majority of its members in person or communicated with each other by other means of simultaneous transmission of sound, images and words, either existing or to be created in the future and in accordance with the laws in force and resolve by a majority of votes in person or communicated remotely and shall meet with the minimum frequency that may require the performance of their duties and the applicable rules. (E) The Supervisory Committee must put on record its resolutions in a minutes book in hard copy or digital, in any case, complying with the formalities outlined in the applicable rules in force. In all cases, the minutes shall reflect In any event, the minutes shall reflect the type of participation of those members who communicate remotely, indicating the communication features. (F) In the event of death, disability, disqualification, resignation, removal or absence, whether permanent or temporary of the regular members, the alternate members shall substitute for them in the order of their appointment. (G) The members of the Supervisory Committee shall have the powers and duties set forth under the Argentine Companies Law. (H) The general ordinary Shareholders’ Meeting shall fix the compensation of the Supervisory Committee’s members pursuant to the provisions of the applicable laws.

ITEM THIRTEEN: CONSIDERATION OF THE ALLOCATION OF UP TO 5,676,603 OWN SHARES UNDER THE SHARES BUYBACK PROGRAM APPROVED BY THE BOARD OF DIRECTORS ON JULY 22, 2022, EQUIVALENT TO 0.96% OF THE CAPITAL STOCK, TO THE IMPLEMENTATION OF AN INCENTIVE PLAN FOR THE COMPANY’S EMPLOYEES, MANAGEMENT AND DIRECTORS.
It was approved by a majority of votes (i) to authorize the Board of Directors of the Company with the broadest powers to prepare the incentive plan encouraging the participation of the individuals indicated as shareholders of the Company, establishing both quantitative and qualitative objective parameters under which the employees, management and directors are creditors of shares of the Company, submitting the approval of such plan to the corresponding bodies and (ii) apply to such plan up to the sum of 5,676,603 ordinary shares that represent 0.96% of the share capital which were acquired under the buyback program authorized by the Board of Directors on July 22, 2022, which will be delivered to the beneficiaries of the plan in accordance with the compliance guidelines of the participants of that program.

ITEM FOURTEEN: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by a majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Carla Landi and/or Julia Lopez Radits and Gastón Di Iorio and Ms. Andrea Muñoz, so that, acting individually and separately, they proceed to carry out each and every one of the procedures aimed to carry out the necessary registrations of the preceding assembly resolutions before the National Securities Commission, BYMA, General Inspection of Justice, and any other National, Provincial or Municipal Organism that corresponds, signing documents, accepting and implementing modifications, receiving notifications, answering views, presenting and breaking down documentation, signing edicts and everything necessary for that purpose.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 1, 2022